Ms. Angela Crane	July 2, 2007
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
USA

Re:	IMAX Corporation (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2005 (the “Form 10-K”), and
Form 10-Q for the Fiscal Quarter Ended September 30, 2006 (the “Form 10-Q”)
File No. 000-24216
Dear Ms. Crane:
We would like to again express our appreciation for the time and consideration provided by the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) concerning the matters presented in the Company’s letter dated June 20, 2007. The input we received from the Staff in our discussions on June 28, 2007 will be extremely constructive as we endeavor to complete the filing of our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.
During our discussions on June 28, 2007, the Staff noted certain areas where it would require clarification or supplemental information from the Company in order to further its review. As a result, the Company has compiled the following supplemental information as an addendum to our letter of June 20, 2007.
1.	Revised Revenue Recognition Policy Exhibit #1 — After careful consideration of the comments from the Staff, we have revised the Company’s Revenue Recognition Policy (the “Policy”), which is attached and should replace Exhibit #1, of the original submission. Items of note are as follows:
a)	Film Licenses — we have considered the Staff’s comments regarding film licenses and have revised the Policy to reflect the analysis of film licenses under EITF 00-21, section 4(a) of Paragraph 9. We concur that the SoP 00-2 does not set out any guidance for determining separate units of accounting when film licenses are included with other products and services; SoP 00-2 only requires each film license to be considered separate. Accordingly, when we analyze revenue arrangements, we will consider whether film licenses included with System Deliverables and other deliverables are separate units of accounting. Based on our analysis of historical transactions, we believe film licenses will be separate units of accounting. The policy expands on the reasons for that conclusion. Based on this analysis, we revised the steps included on page A-8 through A-10 in the policy.

Based on our discussion, we would also like to clarify the reference to film incentives used in Response #14. These incentives are either provided in the original arrangement or as an amendment to the original arrangement to provide an incentive for the customer to continue with the original arrangement or complete the installation on a timely basis. Generally, these incentives are free film prints for one or more films in the IMAX library or a specific price reduction on film license royalty payments. When the incentive is one or more film licenses, we consider these to be separate deliverables and typically separate units of accounting. When the arrangement is a reduction in pricing of the films, we would treat this credit as deferred revenue. When the customer obtains the film, we would recognize the amount payable by the customer plus the film credit in revenue in accordance with SoP 00-2. We trust this clarifies the accounting for film incentives.

b)	Projectionist training — We have considered the Staff’s comments regarding the

Company’s treatment of projectionist training and reviewed our prior revenue transactions. The Company has changed its perspective such that projectionist training should no longer be considered inconsequential and perfunctory. We have revised the Policy to require that projectionist training be completed prior to revenue recognition.

As a part of the review of transactions, we noted that the Company has received several Certificates of Acceptance (“CoA”) that do not include the reference to training, which is different than the example of a CoA attached as Exhibit #2 to our June 20, 2007 letter. It is our view that the CoA is primarily designed to confirm that the customer is satisfied with the installation of the equipment. The Company’s arrangements include specifications for the installation of the equipment; however, there are no detailed specifications for training included in the arrangements with the customer. Going forward, the Company will be revising its arrangements and acceptance procedures to simply refer to installation of the equipment and run-in testing and will look to a completed training checklist as evidence that the training service has been completed prior to revenue recognition.

As a result of including the completion of the projectionist training as a criterion for revenue recognition, 3 theater system installations will move from the year they were recognized under our previously communicated proposed Policy to a subsequent year under the attached revised Policy because the training was provided in a subsequent period.

c)	Treatment of Modifications — In our discussions on June 28, 2007, the Staff commented on Section 4 (a) of the Policy, Persuasive evidence of an arrangement must exist, which indicates that, “on occasion, the Company may modify an arrangement to provide a price reduction or to change the payments’

due dates. A modification of this nature can be agreed to with the customer before period-end with formal drafting and execution of the legally binding amendment occurring subsequent to the period-end.”

In all instances, such modifications are confirmed by correspondence (i.e. Emails, letters etc.) between the parties, confirmed by the customer and issued by those with appropriate authority to bind the Company. Such correspondence is sufficient to create a legal obligation.

This type of correspondence is used more often to document changes in payment terms as opposed to changes in pricing. We have reviewed transactions over the period 2002 — 2006 in order to determine the frequency of these modifications. Changes in the timing of payments and price reductions were agreed at or near the date of installation of the respective systems a total of 12 times and 9 times, respectively, over the period, out of a total of 127 transactions reviewed. In the 9 situations related to price reductions, in all cases except one, the final terms were ultimately consistent with the terms of the Email/letter correspondence and were signed by both parties through formal amendments by the end of the subsequent event periods. Of these 9 instances, 4 involved marketing allowances granted to the customers as an incentive for the customer to install on a timely basis, 3 instances involved purchase price reductions, 1 instance involved the reduction of future minimum rent amounts and 1 instance involved compensating the customer for $35,000 in lost revenues due to closure of the theater in order to install the IMAX theater system on a timely basis.

In all cases except one, these price reductions occurred prior to the Company recognizing any revenue. The exception was amended in the subsequent event period and was recognized in the accounting for revenue recognition of the related theater. The reductions are often an incentive for the customer to commence installation on a timely basis. For example, the Company may enter into an arrangement to sell the customer a system for initial fees of $1.5 million and ongoing minimum payments of $50,000 for ten years, representing a present value of roughly $1.8 million. In such a case, if the customer is granted a price reduction of $100,000 prior to installation, the Company would record revenue of only $1.7 million.

While these instances are not a normal occurrence, the Company’s policy recognizes that these situations may occur from time to time. The Company believes that persuasive evidence of an arrangement exists in these instances at the time of revenue recognition.

d)	Lease term — The Company has clarified in its Policy that, for a lease, the lease term is deemed, for accounting purposes, to commence when the equipment is installed and customer acceptance has been received. The Company has concluded that revenue for a sales-type lease will be recognized using the same conditions that are required to recognize a sale.

e)	Fine tuning — As explained in the policy, the Company considers fine-tuning of the equipment to be perfunctory and inconsequential. Fine tuning does not require any changes to the specifications of the equipment. Fine tuning involves calibrating certain functions as optimizing the focus of the lenses and adjusting sound features to meet the final acoustical environment of the theater.
The tables in Exhibits 1 and 3 that were included in the June 20, 2007 letter will be updated once the data is finalized. We will provide these as an addendum to the letter once we have compiled them.

2.	Supplemental information, Comment #17 — The Staff requested supplemental information about whether any of the settlements included in the “Terminations by Default” or “Consensual Lease Buyouts” categories on Exhibit #4 to our June 20, 2007 letter include settlements where equipment had already been installed. We provide the following additional information on the settlements categorized as “Termination by Default” and “Consensual Lease Buyouts”.

Terminations by Default are situations when a customer does not meet the payment obligations under an arrangement. In these situations, the Company has the right to terminate the arrangement through default clauses included in the arrangement. The Company will terminate arrangements when it is clear the customer is not able to construct an IMAX theater and the Company wishes to pursue alternative customers in the geographic area. Under such arrangements, the Company has been able to terminate the agreements and retain the amounts paid by the customer.

Consensual Buyouts are situations in which the customer and IMAX have negotiated a settlement of the arrangement after the customer has concluded that it will no longer be able to proceed with an IMAX theater. The customer’s reasons for not proceeding can include its inability to obtain building permits, requisite financing or other suitable arrangements to establish an IMAX theater. As the Company’s arrangements with customers generally do not permit a refund of payments made under the contract, a customer in such instances may seek to negotiate an exit from the arrangements.

During the years 2003 — 2006, the Company entered into settlement agreements where equipment had been previously installed on four occasions. These are the arrangements listed in Exhibit #4 under Consensual Buyouts as UCI (two systems installed),
Gaumont, JQ Hammons (two systems installed) and Vienna (one system each installed); all of these transactions were Consensual Lease Buyouts. As requested by the Staff, the Company has included a summary of the UCI arrangement along with the accounting treatment for this settlement (Exhibit #6 to the amended response as set forth in this letter). In the UCI arrangement, the customer had a master arrangement to lease ten systems and had installed two systems. The customer was in arrears on its payments on one of the installed systems and was current with its payments on the other installed system, as well as its initial payments for future systems. The settlement arrangement has been described in Exhibit #6.

In addition, the Staff requested information regarding our arrangement with JQ Hammons (Exhibit #7 to the amended response as set forth in this letter). This arrangement was also listed as a Consensual Lease Buyout. In the Hammons settlement, the customer had leased multiple systems, one of which was assigned to another third party operator by Hammons, and one of which was terminated as it had reached the end of its lease term. Hammons and the Company agreed not to continue with the additional leases and settled the remaining obligations. The settlement arrangement has been described in Exhibit #7.

Exhibit #4 attached to our June 20, 2007 letter also included Shanghai Golden Village as a Consensual Buyout. The terms of this arrangement also included a MPX Upgrade. The information for the Shanghai arrangement, including the Consensual Buyout, has been provided in Exhibit #5 to the June 20, 2007 response letter.

3.	Sale of Projection Equipment — As requested by the Staff we have attached an example of a theater system sale to BFC Media Limited System #2 (Exhibit #8 attached to this letter). In 2003, BFC Media had agreed to acquire a theater system to be installed in Moscow in September 2005. BFC Media was not able to install the system by this original deadline. In 2006, the Company determined that customer was not able to proceed with the installation on a timely basis and considered its alternatives. The Company agreed to sell the theater system to the customer without any further obligation to provide additional services. Future service obligations became the responsibility of a third party company not related to IMAX. Upon conclusion of the amended arrangement, the Company paid the service provider a fee for the services to be performed to the customer. By transferring these future service obligations to the third party, the Company terminated its obligation to the customer. Further, the Company transferred title of the equipment. As a result, the Company recognized revenue on the equipment sale.

4.	Financing Income — During the discussion of Comment #16, the Staff asked whether the Company had continued to record financing income on arrangements with customers who were not making payments or were under financial distress. The Company has recognized the Staff’s comment and has found certain instances where financing income was recognized in income after a valuation allowance had been established for the customer. However, the detailed analysis of the situation has not been completed and the Company is investigating whether some or the entire amount was also included in the provision for doubtful accounts. The Company will adjust the accounts and reclassify any amounts, as appropriate as part of the restatement process.
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Should you require clarification or have any further questions, please contact me at (905) 403-6571. The Company stands ready to assist the Staff in any way possible in connection with the matters addressed in this letter.
Thank you,
Edward MacNeil
Chief Financial Officer

cc:	Kevin Kuhar, Staff Accountant, Division of Corporation Finance, Securities and Exchange Commission
Jodie Hancock, Senior Accountant, Corporate Finance Branch, Ontario Securities Commission
PricewaterhouseCoopers LLP
Robert Lister, IMAX Corporation
Members of Audit Committee, IMAX Corporation

Exhibit 1
IMAX Corporation
Executive Summary of Changes in Accounting Policy on Revenue Recognition:
The Company has decided to change its accounting policy for revenue recognition on theatre systems as described in the attached policy.
The following presents the key points of the revised accounting policy for the recognition of revenue on typical theatre system arrangements with its customers with certain comparative information on the previous policy.
Identification of Deliverables:
Old Policy — Deliverables
•	Projection system, sound system, supervision of installation and trademark rights

•	Screen system and the supervision of its installation

•	Glasses cleaning system

•	3D glasses

•	Initial maintenance services

•	Separately priced maintenance and extended warranty services

•	Film licenses

•	Training services
New Policy—Deliverables
•	Projection system, sound system, screen system, glasses cleaning machine, supervision of installation, projectionist training services and trademark rights

•	3D glasses

•	Initial maintenance services

•	Separately priced maintenance and extended warranty services

•	Film licenses
Units of Accounting
Based on the application of guidance in EITF 00-21 (including higher level GAAP referred to in the EITF), the Company concluded

Deliverables = Units of Accounting	Deliverables = Units of Accounting

Exhibit 1
Timing of Revenue Recognition:
In both the revised and previous policy, the criteria related to persuasive evidence of an arrangement, fixed and determinable fees and collectibility are unchanged. However, the Company has expanded its guidance on assessing these criteria. The following sets out the key points relating to these three criteria:
Persuasive evidence of arrangement
•	Executed legal documents

•	Evidence of modification or amendment before revenue is recognized as follows:
1.	Changes in payment terms on completion of installation requires written evidence, however not a signed amendment

2.	Other modifications require signed amendments
Fee fixed and determinable
•	Arrangements specify fixed initial payments and fixed ongoing payments

•	Arrangements include contingent payments which are recognized when reported by customer

•	Price concessions and discounts are reductions of consideration
Collectibility
•	Assess collectibility at signing of arrangement and again at point of recognition

Exhibit 1
Delivery of product and performance of service must be substantially complete
OLD POLICY
•	When installation of unit of accounting deemed substantially complete by installer

•	When substantive issues raised by client that IMAX acknowledges have been resolved

•	No requirement for acceptance certificate prior to revenue recognition

•	Any remaining obligations deemed inconsequential and perfunctory (for example):
•	Final tuning/calibration

•	Projectionist training

•	Install polarizers
NEW POLICY
•	Installation of projector, sound system and screen system defined as full working condition, permanent service hook-ups and completion of installation close out report and checklist.

•	Delivery of glasses cleaning machine (“GCM”)

•	Completion of projectionist training

•	Company requires receipt of acceptance on installation of equipment and run-in testing. Where not received, public opening date is implied acceptance date

•	Any remaining obligations deemed inconsequential and perfunctory (for example):
•	Final tuning/calibration

Exhibit 1
Why the Change in Policy?
•	Identification of deliverables requires significant judgment.

•	Under prior accounting, the Company considered the following factors in identifying deliverables:
•	Illustrative examples 2 and 8 in EITF 00-21

•	Screen did not interact electronically with the other components and is manufactured by a third party supplier

•	Company has sold individual theatre system components separately
•	Based on review, Company considered the customer’s perspective and accordingly has considered the following factors to conclude that the equipment should be considered one deliverable:
•	The projector, sound system, screen and in the case of a 3D system, the glasses cleaning machine are typically sold together as a standard package

•	Customer’s expectation is an “image on screen” as the ultimate single deliverable

•	Places more focus on qualitative characteristics of the business arrangement with customer and the marketed interdependence of the equipment versus emphasis on technical aspects of equipment and their interdependence

•	Each of three main pieces of equipment are needed to project an image on a screen and create the “IMAX Experience” within a theatre; the customer is buying the “IMAX Experience”

Exhibit 1
Financial Impact of the Change in Policy for Combining Equipment into a Single Deliverable and Requiring Written Receipt of Customer Acceptance (preliminary and unaudited):

				Estimated Financial Impact
				(000's)
Reported Year	Shifted to:	Theatre Installations		Revenues	Margin	EPS
2003	2004	1	(1)(2)	$365	$264	$0.01/sh
2004	2005	2	(1)	$2,900	$1,563	$0.04/sh
2005	2006	7	(2)	$13,045	$7,454	$0.18/sh
•	The restatement will also include certain other revenue adjustments that are not as a result of the policy changes.

•	The financial impacts are preliminary as the Company is still finalizing the review of the individual transactions in the prior four year period. The audit process has not yet been completed.

•	The amounts disclosed above only reflect the impact of movements between years reported and do not capture any movements within quarters of a given reporting year.
(1)	due to change in acceptance criteria

(2)	due to combining equipment into a single deliverable

Exhibit 1
IMAX Corporation
Revenue Recognition on Typical Theatre System Arrangements
Introduction
The following document presents the IMAX Corporation (“IMAX” or “the Company”) policy as it relates to the recognition of revenue on typical theatre system arrangements with its customers. The Company has drawn upon the guidance of EITF 00-21 (Revenue Arrangements with Multiple Deliverables), SAB 104 (Revenue Recognition), SFAS 13 (Accounting for Leases) and other revenue recognition guidance where applicable in determining the conclusions as presented herein. This policy statement has been developed and organized after consideration and assessment of the following:
•	Identification of typical arrangement deliverables
•	Nature of the arrangements
•	Determining the units of accounting
•	Timing of revenue recognition
The recognition of revenue requires considerable judgment based on the facts and circumstances of each individual transaction. This policy communicates a list of considerations for the recognition of revenue related to the Company’s typical theatre system arrangements. Each individual theatre system arrangement must be analyzed against this policy by appropriate personnel within the Finance department. Where items, elements, clauses, deliverables or circumstances in an arrangement are not contemplated in this policy, the facts and circumstances should be immediately communicated to senior finance management (Co-Controllers or Senior Vice President of Finance). Members of senior finance management will appropriately assess, address and document conclusions reached regarding revenue recognition under such facts and circumstances.
This policy does not address the specific controls and procedures which the Company will follow in assessing the arrangements under this policy. This will be separately addressed in the Company’s processes and controls documentation.
1) Identification of Typical Arrangement Deliverables
By way of background, the Company generally provides a combination of elements to its customers in its sale or lease arrangements. There are several different elements that can be included in a typical IMAX sale or lease arrangement including, but not limited to:
•	Projection system

•	Screen system

•	Projectionist training

•	Separately priced maintenance and extended warranty services

•	Film licenses

•	Trademark rights

•	Sound system

•	Glasses cleaning system

•	Initial maintenance services

•	3D glasses

•	Supervision of installation

•	Theatre design support
Prior to applying any accounting guidance on recognizing revenue for the transaction, the Company must first consider what the “deliverables” are within the arrangements. Upon assessment of the deliverables, the Company can then assess whether each deliverable constitutes a separate unit of accounting or whether one or more deliverables must be combined for revenue recognition purposes under the applicable guidance including EITF 00-21.
The term “deliverables” is not explicitly defined in accounting literature. EITF 00-21 makes reference to a vendor’s deliverables and indicates that these are products, services or the rights to use assets; EITF 00-21 assumes that a company has already identified its “deliverables” prior to the application of EITF 00-21. The determination of a deliverable can be influenced by the terms of the arrangement between a vendor and its customer and the customer’s perspective of the deliverables, the interaction of the separate elements that could make up a single deliverable and other facts and circumstances unique to a transaction. As a result, the determination of the deliverables in an arrangement requires significant judgment.
It has been determined that in a typical IMAX arrangement, the deliverables would be as outlined below:
TYPICAL DELIVERABLES
•	Projection system, sound system, screen system, glasses cleaning machine, theatre design support, supervision of installation, projectionist training and trademark rights (the “System Deliverable”)

•	3D Glasses

•	Initial maintenance services

•	Separately priced maintenance and extended warranty services

•	Film licenses
The Company’s basis for the determination of the above deliverables is as follows:
The System Deliverable reflects the fact that there are three main pieces of equipment that create utility or the “IMAX Experience” (i.e., the projector, the sound system and screen system). In addition, theatre design support, supervision of installation and projectionist training are provided to ensure the theatre structure, installation and equipment operation meets the Company’s specifications for the “IMAX Experience.” The “IMAX Experience” has been well articulated in the Company’s promotional materials and is fundamental to the Company’s branding. The Company markets a “standard package” to a customer of the projection system, the sound system and the screen and in the case of a 3D system, the glasses cleaning machine as well. This perspective focuses on qualitative characteristics of the business relationship between the Company and the customer. The customer generally cannot select separate pieces of equipment to create a package or system. The arrangement also provides the customer with the right to use the Company’s trademark. The Company does not consider this to be a separate deliverable as the trademark is inextricably linked with the projection and sound systems, and it is to be used predominantly in conjunction with the ultimate usage of the equipment components under the arrangement. The trademark has never been licensed separately apart from the equipment components on a standalone basis. As a result, the trademark is included in the System Deliverable. The trademark license typically commences on the date of execution of the arrangement by both parties.
The 3D glasses are consumable items that are required for the viewing of 3D films. Only a portion of the Company’s film library is offered in 3D, and the customer can choose to acquire the 3D glasses through any of a number of vendors. The Company offers the 3D glasses to its customers as an option, which allows a customer the choice of dealing solely with one vendor. The Company does not require the customer to purchase 3D glasses from the Company. When glasses are included in the overall arrangement, the overall pricing is adjusted accordingly. Many arrangements require the customer to order glasses separately based on prices specified in the sale or lease arrangement. The delivery of the glasses is typically dictated by customer request.
Initial maintenance services and separately priced maintenance and extended warranty services are provided to maintain the theatre system components. These services may also include training of technicians for the customer, which will permit the customer to elect a lower priced maintenance package from the Company. Provision of these services is ongoing and distinct from the manufacture and installation of the theatre system components. The Company’s arrangements with its customers provide for a term of initial maintenance, which typically commences once the manufacture and installation of the theatre system components is complete. The Company also enters into arrangements for ongoing maintenance, which are separately priced. The recognition of revenue related to separately priced maintenance and extended warranty services has its own separate accounting guidance (FTB-90-1), which is indicative that the services are a separate deliverable.
Film licenses, which represent the right to exhibit a film for a period of time, may be included in an arrangement to acquire or lease a theatre system. The customer may be provided a film license at no charge or a discounted price as an incentive in the arrangement. A film print is delivered and the film license term will generally commence at or after the time the equipment is installed. When customers acquire a theatre system, the customers are not obligated to license films from IMAX and there are several third party distributors of films that can distribute films to an IMAX Theatre. The provision of a film license is distinct from the manufacture and installation of the theatre system components, the provision of accessories and the provision of maintenance services. Also, the recognition of revenue related to a film license has its own separate accounting guidance (SOP 00-2), which is indicative that it is a separate deliverable.
2)	Nature of Arrangements
The Company’s arrangements with customers are prepared in legal form as either sales or lease arrangements. For accounting purposes, the Company assesses these arrangements under EITF 01-08 to determine whether the arrangement is a lease for accounting purposes.
Under arrangements structured legally as a sales agreement, there are certain instances when the customer will not be granted title to the system until the Company has received all payments specified in the arrangement (which may cover payments for a period of ten years or more). The Company uses this type of clause to ensure recovery of the equipment in the event the customer defaults on payment obligations under the arrangement. Where this clause is used and the Company does not have appropriate lien rights on the equipment as security against payment obligations in the applicable jurisdiction, the Company has concluded that this clause will not factor into the delivery criteria assessment for sales and accounts for the arrangements as a sale for accounting purposes. This conclusion is based on Question 3 to section 3 of SAB 104 issued by the Staff of the SEC. When the Company has lien rights in the applicable jurisdiction, the FAQ concludes that revenue cannot be recognized upon shipment or receipt of the equipment. In these instances as the customer has possession and use of the equipment, the Company evaluates the arrangement in accordance with the criteria under EITF 01-08 to determine whether the arrangement is a lease or a services arrangement. The Company expects that the majority of the arrangements with this clause will be leases that qualify as sales type leases.
For arrangements in which the equipment components are considered to be sales, the Company applies the policies and guidance noted below.
For arrangements in which the equipment components are considered to be leases, the Company follows the guidance in SFAS 13 to determine the classification of the lease. Leases classified as sales-type leases are accounted for using the policies and guidance noted below. Where leases are classified as operating leases, the payments are recognized on a straight-line basis over the term of the lease in accordance with SFAS 13.
Finance income related to the net investment in lease (sales-type leases) or financed receivables (equipment sales) are recognized on an effective interest method over the term of the lease or the financing receivable.
3)	Determining the Units of Accounting
Determining the Units of Accounting for arrangements involving the sale of equipment.

If the arrangement includes a sale of equipment as opposed to a lease of equipment, the Company applies the following steps to identify the units of accounting and the amount of consideration to be allocated:

Step 1: Under Paragraph 4(a) of EITF 00-21, initial maintenance services and separately priced maintenance and extended warranty services arrangement (FTB 90-1) is a separate unit of accounting. The remaining deliverables (System Deliverable, 3D glasses and film licenses) are subject to the criteria under Paragraph 9 of EITF 00-21.

Step 2: Upon applying the criteria in Paragraph 9 of EITF 00-21, the Company has concluded that the System Deliverable, the 3D glasses and each film license each constitute a separate unit of accounting.

Each of the criteria under Paragraph 9 has been considered to support this conclusion as follows:
     9(a) Standalone Value
The Company considers itself as included in the term “any vendor”. If the Company recognizes the revenue on the 3D glasses before the System Deliverable or visa-versa, the Company considers that each unit of accounting has standalone value for the following reasons:
          (i) 3D glasses are sold separately to customers without the System Deliverable, particularly as the 3D glasses must be replaced frequently due to wear and tear, and glasses are available from other vendors;
          (ii) The System Deliverable is sold separately without 3D glasses, particularly when the customer purchases the 3D glasses from another vendor or when a 2D projector is purchased and thus 3D glasses are not required; and
          (iii) Films generally are licensed separately to customers to be exhibited at IMAX theatres. IMAX has an extensive library of films that have been produced and/or that are distributed by the Company. In addition, other distributors license films that can be exhibited using the IMAX theatre system. Customers are not obligated to acquire films from IMAX.
     9(b)Objective and reliable evidence of fair value of undelivered items
For the future undelivered item, objective and reliable evidence of fair value exists for the same reasons as noted under criteria 9(a) above. The films included in a theatre system arrangement generally are films that have been released and have been sold to other customers.
     9(c)General right of return for delivered items
The Company’s revenue arrangements do not include a general right of return. The customer is not able to return any delivered or installed item if the Company fails to perform its remaining obligations.
Step 3: The Company will allocate the consideration in an arrangement as follows:
(a)	first, an amount equal to the amounts specified in the arrangement for separately priced maintenance and extended warranty services (FTB 90-1); and

(b)	the remaining amount of consideration on a relative fair value basis to (i) each film license, (ii) the System Deliverable and (iii) 3D glasses.
Determining Units of Accounting for arrangements involving the lease of equipment
If the arrangement includes the lease of equipment as opposed to the sale of equipment, the Company applies the following steps to identify the units of accounting and the amount of consideration to be allocated:
Step 1: The Company will separate the deliverables between lease components subject to SFAS 13 (equipment and executory costs such as maintenance), separately priced maintenance and extended warranty services per FTB 90-1, each film license and the sale of 3D glasses. The separation of the lease components and separately priced maintenance and extended warranty services are based the requirements of paragraph 4 of EITF 00-21 and the separation of the film licenses and sale of 3D Glasses is based on the analysis of paragraph 9 noted above for determining the units of accounting for arrangements involving the sale of equipment.
Step 2: For the lease components under SFAS 13, the initial maintenance services will be separated from the System Deliverable as they are considered executory costs which are provided over an extended period of time (one or more years). The other upfront services (projectionist training and supervision of installation) will not be separated from the leased property because they are typically performed at the time or within a short time period of the installation of the leased property (i.e., the point at which revenue is recognized as outlined below). While under SFAS 13 each piece of equipment could be considered separate leased property and a separate unit of accounting, the Company has concluded that all of the equipment is to be considered as a single unit of accounting for the same reasons as outlined in section 1) to this policy. Prior to installation by the customer of the equipment, the customer has not obtained the ability to substantively use the theater projector system.
Step 3: The Company will allocate the consideration in the arrangement as follows:
(a)	first, an amount equal to the amounts specified in the arrangement for separately priced maintenance and extended warranty services ( FTB 90-1); and

(b)	the remaining amount of consideration on a relative fair value basis to (i) the units of accounting identified through paragraph 9 of EITF 00-21, as a whole and (ii) the lease components as whole, including initial maintenance if included in the lease arrangement.
Step 4: The Company will allocate the amount of consideration assigned to the lease components under Step 3 (b) (ii) by:
(a)	first assigning a value to initial maintenance services (as defined in Step 2). The value of the initial maintenance services will be based on the average renewal rates which approximates the Company’s cost plus a reasonable profit thereon; and

(b)	the residual of the consideration to the leased property.
Step 5: The Company will allocate the amount of consideration allocated in Step 3(b)(i) to each film license and the 3D glasses on a relative fair value basis.
Based on the above analysis, the Company concluded on the following units of accounting under a typical sales or lease arrangement.
TYPICAL UNITS OF ACCOUNTING
•	the System Deliverable

•	3D Glasses

•	Initial maintenance services

•	Separately priced maintenance and extended warranty services

•	Film licenses
4)	Timing of Revenue Recognition
This section will cover all the units of accounting noted above, except for film licenses for which the Company applies SOP 00-2. For the purpose of this analysis the Company has considered the following criteria to be applicable to all the units of accounting:

a)	Persuasive evidence of an arrangement must exist;

b)	The fee must be fixed and determinable; and

c)	Collectibility must be reasonably assured.
With regard to the delivery of products and performance of services, the Company has evaluated this requirement based upon the nature of each unit of accounting.
a) Persuasive evidence of an arrangement must exist
The Company’s customary business practice for documenting a transaction is by way of either a legally binding term sheet with no contemplated further legal document, a contract and/or a master arrangement or other appropriate legal documentation. The appropriate legal document must be executed by both parties before the point of revenue recognition for each unit of accounting.
It is the Company’s customary business practice that any modifications to the terms and conditions within the original legal arrangement be documented through a legally binding amendment to the original arrangement. On occasion, the Company may modify the arrangement to provide a price reduction or to change the payments’ due dates. A modification of this nature can be agreed to with the customer before period-end with formal drafting and execution of the legally binding amendment occurring subsequent to the period-end. An agreement with the customer on a modification of this nature should be evidenced through either an e-mail or a letter or other written correspondence indicating the agreement in principle of the terms. The Company would not consider these instances to be indicative of the absence of persuasive evidence of an arrangement. All other modifications to the terms and conditions of the original legal arrangement must be executed by both parties prior to the point of revenue recognition for the related unit of accounting.
b) The fee must be fixed and determinable
Revenue cannot be recognized until the amounts to be recognized are fixed and determinable. The consideration in the Company’s arrangements typically consist of upfront or initial payments made before and after the final installation of the System Deliverable and ongoing payments throughout the term of the lease or over a period of time as specified in the sales agreements. The ongoing payments are calculated, usually on an annual basis, as the greater of a fixed percentage of the customer’s theatre box-office receipts and a fixed minimum amount. The amounts over the fixed minimum amounts are considered contingent payments. Contingent payments are excluded from amounts determined to be fixed and determinable for purposes of revenue recognition and are recorded as reported by the customer. The contingent payments are considered to be associated with the System Deliverable.
On occasion, the Company may enter into multiple system arrangements which include price concessions or discounts as follows:
(a) In arrangements where the price per system varies based on the number of systems that are installed by the customer, the potential discount is averaged over the number of systems expected or contracted to be installed by the customer.
(b) The Company may enter into arrangements for additional systems of the same type with an existing customer. In these arrangements, the Company may offer volume purchase concessions or discounts on the additional systems ordered. The Company will average the discount over the total number of systems ordered by the customer but not yet installed.
(c) The Company may enter into arrangement with an existing customer for additional systems that are different that previously ordered by the customer. The Company will ratably allocate the discount based on the relative fair values of the systems ordered but not yet installed.
c) Collectibility
The Business Affairs department is responsible for the assessment of collectibility at the time of signing of the contract. Generally, for new customers, a review is performed, which could include evaluating credit reports, financial statements and the performance of a background investigation. An existing customer’s payment history is considered for any new arrangements with that customer.
For arrangements that contain a lease, the Company assesses the collectibility of the lease at its inception. Where collectibility is not reasonably predictable, the Company will record the lease at the point of revenue recognition thereon as an operating lease.
The Company reassesses its determination that collectibility is reasonably assured before it recognizes revenue. The assessment of collectibility in such cases is fact specific and should be evaluated for each individual transaction, with indicative factors such as whether the customer is past due or current, communications with the customer and other financial factors.
Collectibility issues that arise post-revenue recognition from conditions that did not exist at the time of recognition do not impact the recognition of revenue, with the exception of events that occur in the subsequent event period of the recognition quarter. The Company will assess any events occurring in the subsequent event period for indications that are contrary to the Company’s initial assessment of collectibility.
d) Delivery of product and performance of service must be substantially complete
System Deliverable Unit of Accounting:
For the System Deliverable (which includes equipment subject to a sale or sales-type lease), the Company uses the criteria outlined in SAB 104 to determine when the point of delivery and performance of services has occurred. SFAS 13 does not define the point at which this is to occur for a lease arrangement.

Revenue for the System Deliverable (whether subject to sale or sales-type lease), can only be recognized when all of the following conditions, as further explained in detail below, have been met:
•	The equipment has been delivered and/or installed;

•	Projectionist training has been be completed;

•	Earlier of receipt of customer acceptance on the installation and run-in testing of the equipment or public opening of the theatre.
Installation
Revenue will be recognized on the System Deliverable unit of accounting when the projector, sound system and screen components have been installed and the glasses cleaning machine has been delivered. The Company records revenue upon installation as the contract requires the Company to incorporate all necessary technical improvements developed by the Company to the date of installation. For arrangements classified as sales for accounting purposes (as described in section 2 of this document), revenue is not recognized until title passes except when the only rights the Company retains with respect to title are those described in Question 3 to section 3 of SAB 104 (i.e.: to enable recovery of the equipment in the event of default on payment and the Company does not have any lien rights against the equipment).
For purposes of lease accounting, revenue recognition would generally commence at the beginning of the lease term. The Company has deemed, for accounting purposes, that the beginning of the lease term is the date of final installation and acceptance of all the equipment. Prior to this point, the Company continues to be obligated to incorporate all necessary technical improvements to the projector and sound system developed by the Company.
To this end, installation of the equipment is defined as full working condition such that all hookups of services to the equipment are permanent, and meet the Company’s standards for installation as more clearly defined within the Company’s Theatre System Installation Close-Out Report and Installation Checklist.

Installation will also require that the equipment already thoroughly tested individually and as a system at the Company’s facility, be put through a complete function start-up and test procedure to ensure proper operation upon connection to the theatre’s services. This will include checking adjustments of critical components, performing any installation specific work and a full review of the installation work performed by the customer’s hired installers. All components are to be tested individually and as a system.
This does not preclude the existence of warranty items that are corrected on a subsequent visit. As an example, warped platters are warranty items, unless there are insufficient non-warped platters to run the scheduled film at the time of recognition. Screen issues such as striping are generally warranty issues, unless the screen is in an unusable condition as determined by the Company’s on-site installation supervisor. These warranty items, however, should not preclude the initial operation of the equipment by the customer at the customer’s discretion. Where outstanding items of this nature preclude the customer from initial use or enjoyment of the equipment in the manner in which it was intended, and in compliance with the stated contractual specifications of the equipment, the installation will not be viewed as complete.
As evidence of completion of installation of the equipment, the on-site installation supervisors shall complete an IMAX Theatre System Installation Close-Out Report and Installation Checklist. This report outlines the substantial completion of the installation of the equipment and that the equipment meets the specifications identified in the arrangement and defined by the Company. The report is to be approved by the individual’s supervisor or department head. Any and all deficiencies in the installation are to be noted in the report along with an indication of the significance of the outstanding item or deficiency from a technical perspective. Such report is to be evaluated by Finance department personnel to assess completeness of the installation in conjunction with the above guidelines, whether deficiencies or outstanding items are inconsequential or perfunctory and the amount of necessary warranty accruals.
Projectionist training is to be completed as evidenced by appropriate documentation such as a training checklist. However, if projectionist training is not completed prior to public opening of a theatre, the Company will conclude that the customer has demonstrated the ability to operate the equipment. Where the customer has demonstrated the ability to operate the equipment, the Company believes that the customer is substantially satisfied. Accordingly, if the training is not completed by public opening of the theatre and the other conditions for revenue recognition have been met, the Company will recognize revenue on the System Deliverable and accrue any costs associated with training yet to be completed.
It should be noted that completion of installation will not require the following items to be completed:
•	Installation of glasses cleaning machine at the customer’s theatre as it is a relatively simple process requiring connection to the plumbing and electrical systems only and could be completed by many third-party suppliers. The Company is not responsible for the installation or supervision of installation of this piece of equipment.

•	Final sound tuning of the theatre and final fine calibration of the projection system. These services are typically performed very close to the opening date of the theatre and only when all theatre interior fit and finishes, which are the customer’s responsibility, are complete. The Company views these items as inconsequential and perfunctory since they are not essential to the functionality of the equipment, are performed within a short period of time of installation, are within the Company’s control, not material from a cost perspective and fair value perspective and do not preclude the use of the projection system by the customer since the system has been tested no less than twice upon the installation of the projection system at the customer’s facility. The Company accrues any costs associated with fine tuning when revenue is recognized.
Acceptance
The Company’s contracts typically do not explicitly require an acceptance of the customer as acceptance can occur based on contractually defined dates within an arrangement and do not therefore require mutual consent. However, the Company’s policy is that signed customer acceptance of the equipment installation and run-in testing is required. Such acceptance will be sought and received as evidence of final installation and fulfillment of the material obligations under the arrangement. It is understood that the date a representative of the Company receives the customer acceptance form from the customer will be the date of acceptance for purposes of determining the date that the Company has substantially completed its obligations related to the System Deliverable. When an acceptance certificate is not received by the Company due to delays initiated by the customer, the Company will use the public opening date of the theatre as the date of implicit acceptance by the customer.
Other Units of Accounting:
The 3D glasses are recognized upon delivery. The arrangement’s shipping terms govern the point at which delivery has occurred (i.e., FOB IMAX shipping docks, FOB destination, CIF nearest ocean port).
Initial maintenance services are recognized ratably over the period of designated free maintenance.
Separately priced maintenance and extended warranty services are recognized ratably over the period of the arrangement in accordance with FTB 90-1.

IMAX Corporation	EXHIBIT 6
[Omitted pursuant to a request for confidential treatment and submitted separately with the Commission]

IMAX Corporation	EXHIBIT 7
[Omitted pursuant to a request for confidential treatment and submitted separately with the Commission]

IMAX Corporation	EXHIBIT 8
[Omitted pursuant to a request for confidential treatment and submitted separately with the Commission]